Exhibit 99.1
EQUITY DISTRIBUTION AGREEMENT
December 14, 2007
SG Americas Securities, LLC
1221 Avenue of the Americas
New York, NY 10020
U.S.A.
FirstEnergy Capital Corp.
311-6th Ave. SW, Suite 1100
Calgary, Alberta T2P 3H2
Canada
Ladies and Gentlemen:
SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. (“FCC”) (SGAS and FCC each an “Underwriter” and collectively, the “Underwriters”) understand that Pengrowth Energy Trust (the “Trust”) has filed an amended and restated short form base shelf prospectus dated December 5, 2007 (the “Base Shelf Prospectus”) with the securities regulatory authority in each of the provinces of Canada (collectively, the “Qualifying Provinces”) relating to the issue and sale of up to Cdn$2,000,000,000 aggregate amount of Trust Units (defined below) and subscription receipts, each of which entitle the holder to receive one Trust Unit (the “Subscription Receipts”) and has received a final decision document pursuant to the MRRS Procedures (as defined herein). The Underwriters understand that, in filing the Base Shelf Prospectus, the Trust has selected the Alberta Securities Commission as the principal regulator (the “Reviewing Authority”) under Part 3 of the MRRS Procedures.
The Underwriters understand that the Trust has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-146928) which includes the Base Shelf Prospectus in the English language with such changes and deletions therefrom and additions thereto as are permitted or required by Form F-10 (“Form F-10”) under the U.S. Securities Act of 1933, as amended, and the SEC Rules and Regulations promulgated thereunder (collectively, the “Securities Act”) in accordance with the provisions of the Securities Act.
The registration statement on Form F-10, including the exhibits thereto, if any, and the documents incorporated by reference therein, as amended at the time it became effective, is herein called the “Registration Statement.” The Registration Statement became effective on December 7, 2007 pursuant to Rule 467(a) of the Securities Act. The base shelf prospectus included in the Registration Statement at the time it became effective, including the documents incorporated by reference therein, are hereinafter referred to as the “U.S. Prospectus” and when the U.S. Shelf Prospectus Supplement (as defined below) is furnished to the Underwriters (whether or not the U.S. Shelf Prospectus Supplement is required to be filed under the Securities Act), the term “U.S. Prospectus” shall also refer to the U.S. Shelf Prospectus Supplement, including the documents incorporated by reference therein. The Underwriters further understand that the Trust has prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking relating to the Trust on Form F-X in connection with the filing of the Registration Statement.
The Trust, an investment trust established under the laws of the Province of Alberta, Pengrowth Corporation (“Corporation”), a corporation incorporated under the laws of the Province of Alberta, and Pengrowth Management Limited (“Manager”), a corporation incorporated under the laws of the Province of Alberta and the manager of the Trust, confirm their respective agreements (collectively, this “Agreement”) with the Underwriters (the Underwriters together with the Trust, the Corporation and the Manager, the “Parties” and individually a “Party”), as follows:
1. Definitions and Interpretation.
1.1 In this Agreement, unless the context otherwise requires:
“1940 Act” means the U.S. Investment Company Act of 1940, as amended;
“affiliate” has the meaning given thereto in the Business Corporations Act (Alberta);
“Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean and refer to, this agreement among the Trust, the Manager, the Corporation and the Underwriters resulting from the acceptance by the Underwriters of the offer made by the Trust, the Manager and the Corporation by this letter and not to any particular section, paragraph or other part of this agreement;
“Applicable Time” has the meaning given thereto in Section 7;
“Auditor Comfort Letters” has the meaning given thereto in Section 9.5;
“Base Shelf Prospectus” has the meaning given thereto in the first paragraph hereof;
“Business Day” has the meaning given thereto in Section 16;
“Claim” has the meaning given thereto in Section 12.1;
“Class A Trust Units” means the units in the Trust designated as Class A Trust Units, each Class A Trust Unit and Trust Unit representing an equal undivided beneficial interest in the Trust and having the rights and restrictions prescribed by the Trust Indenture;
“Corporation” means Pengrowth Corporation;
“CSA” means the Canadian Securities Administrators;

“Current Document” has the meaning given thereto in Section 9.1(b);
“Decision” has the meaning given thereto in Section 9.1(t)
“Designated Units” has the meaning given thereto in Section 2;
“Development” has the meaning given thereto in Section 9.1(b);
“Effective Date” means December 7, 2007, being the date on which the Registration Statement became effective;
“Engineers” means the oil and gas reservoir engineer referred to in Sections 7(q) and 7(r) and any other independent oil and gas reservoir engineers who may deliver Reserve Reports to the Trust during the term of this Agreement;
“Engineers Letter” has the meaning given thereto in Section 9.7;
“Environmental Laws” has the meaning given thereto in Section 7(ee);
“Environmental Permits” has the meaning given thereto in Section 7(ee);
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Exchanges” means the TSX and any national stock exchange in the United States on which the Trust Units are listed and posted for trading;
“FCC” means FirstEnergy Capital Corp.;
“Financial Information” means, collectively:
(i)	the Management’s Discussion and Analysis of the Trust for the year ended December 31, 2006;

(ii)	the comparative consolidated annual financial statements of the Trust for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon;

(iii)	Management’s Discussion and Analysis of the Trust for the period ended September 30, 2007; and

(iv)	the comparative consolidated interim financial statements of the Trust for the period ended September 30, 2007, together with the notes thereto;
“Form 6-K” has the meaning given thereto in Section 9.2(d);

“Form 40-F” has the meaning given thereto in Section 9.2(c);
“Form F-10” means the Form F-10 filed by the Trust under the Securities Act;
“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 of the Securities Act;
“Indemnified Parties” has the meaning given thereto in Section 12.1;
“Indemnitors” has the meaning given thereto in Section 12.1;
“Initial Auditor Comfort Letter” has the meaning given thereto in Section 9.5(b);
“Initial Other Comfort Letter” has the meaning given thereto in Section 9.6(b);
“Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 of the Securities Act;
“judgment currency” has the meaning given thereto in Section 21;
“Lien” means, with respect to any property, any mortgage, lien, pledge, assignment by way of security, charge, security interest, trust arrangement in the nature of a security interest, conditional sale or other title retention agreement, equipment trusts, lease financings including by way of sale and lease-back, hypothec, levy, execution, seizure, attachment, garnishment, any option, preferential right or adverse claim constituting an interest in such property, or any other encumbrance in respect of such property;
“Management Agreement” means the amended and restated management agreement made effective June 17, 2003 among the Manager, the Trust, the Corporation and the Trustee, as the same may be further amended from time to time;
“Manager” means Pengrowth Management Limited;
“Material Adverse Effect” has the meaning given thereto in Section 7(t);
“material change” means any change in respect of the affairs of the Trust or the Corporation or their respective business, operations or capital that would reasonably be expected to have a significant effect on the market price or value of any of the Trust Units and includes a decision to implement such a change made by the board of directors of the Corporation or by the board of directors or senior management of the Manager if such persons believe that confirmation of such decision by the board of directors of the Corporation is probable;
“material fact” means, in relation solely to the Trust Units or the Prospectus, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Trust Units;

“Material Subsidiaries” means a subsidiary of the Trust the total assets of which constituted more than 10% of the consolidated assets of the Trust at December 31, 2006 or the total revenues of which constituted more than 10% of the consolidated revenues of the Trust for the year ended December 31, 2006;
“misrepresentation” means, with respect to circumstances in which the Securities Laws of a particular jurisdiction are applicable, a misrepresentation as defined under the Securities Laws of that jurisdiction and, if not so defined, or in circumstances in which the laws of no particular jurisdiction are applicable, a misrepresentation as defined under the Securities Act (Alberta);
“MRRS Procedures” means the mutual reliance review system and procedures described under National Policy 43-201 — Mutual Reliance Review System for Prospectuses and Annual Information Forms, as currently in effect;
“NASD” means the National Association of Securities Dealers, Inc.;
“Net Proceeds” has the meaning given thereto in Section 6(a);
“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;
“NI 44-102” means National Instrument 44-102 — Shelf Distributions;
“NYSE” means the New York Stock Exchange;
“Other Comfort Letters” has the meaning given thereto in Section 9.6;
“Party” means an Underwriter, the Trust, the Corporation or the Manager;
“Parties” means the Underwriters together with the Trust, the Corporation and the Manager;
“Placement” has the meaning given thereto in Section 3;
“Placement Notice” has the meaning given thereto in Section 3;
“Placement Time” has the meaning given thereto in Section 3;
“Placement Trust Units” has the meaning given thereto in Section 3;
“Prospectus” means the Base Shelf Prospectus as supplemented by the Shelf Prospectus Supplement, including the documents incorporated by reference therein (in both the English and French language versions thereof, unless the context otherwise requires);
“Prospectuses” means the Prospectus and the U.S. Prospectus;

“Qualifying Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Qualifying Provinces;
“Qualifying Provinces” means each of the provinces of Canada;
“Registration Statement” has the meaning given thereto in the third introductory paragraph to this Agreement;
“Representation Date” has the meaning given thereto in Section 9.2;
“Reserve Reports” has the meaning given thereto in Section 7(q);
“Reviewing Authority” means the Alberta Securities Commission as the principal regulator;
“Royalty Indenture” means the amended and restated indenture dated July 27, 2006 between the Corporation and the Trustee providing for the issuance of royalty units, as the same may be further amended from time to time, and “Royalty Units” means such royalty units;
“SEC” means the United States Securities and Exchange Commission;
“SEC Rules and Regulations” means the published rules and regulations of the SEC;
“Securities Act” means the U.S. Securities Act of 1933, as amended;
“Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Provinces and the United States and the respective regulations, rules, policies and orders thereunder together with all applicable published orders and rulings of the Qualifying Authorities and the SEC;
“Securityholder” means a holder of any securities of the Trust;
“Settlement Date” has the meaning given thereto in Section 6(a);
“SGAS” means SG Americas Securities, LLC;
“Shelf Prospectus Supplement” means the shelf prospectus supplement and any amendments thereto or refiling thereof in respect of the distribution of the Designated Units pursuant to the Shelf Prospectus System, in the English and French languages;
“Shelf Prospectus System” means the shelf prospectus system described in NI 44-102;
“Short Form Prospectus System” means the system described in NI 44-101;
“Subscription Receipts” means has the meaning given thereto in the first introductory paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment or supplement to, and documents incorporated by reference in, the Prospectuses;
“Tax Act” means the Income Tax Act (Canada);
“TSX” means the Toronto Stock Exchange;
“Trading Day” has the meaning given thereto in Section 4;
“Trust Counsel” has the meaning given thereto in Section 9.3;
“Trust” means Pengrowth Energy Trust;
“Trust Indenture” means the Amended and Restated Trust Indenture dated June 11, 2007 between the Corporation and Computershare Trust Company of Canada;
“Trust Units” means units in the Trust designated as Trust Units, each Trust Unit and Class A Trust Unit representing an equal undivided beneficial interest in the Trust and having the rights and restrictions prescribed by the Trust Indenture;
“Trustee” means Computershare Trust Company of Canada, a trust company duly registered to carry on business in all of the Qualifying Provinces;
“Underwriter” means SGAS or FCC;
“Underwriter’s Fee” has the meaning given thereto in Section 3;
“Underwriters’ Information” means, in respect of the Prospectus, any statements contained therein relating solely to or furnished in writing by the Underwriters for purposes of inclusion therein;
“Unitholder” means a holder of Trust Units or Class A Trust Units;
“U.S. Prospectus” has the meaning given thereto in the third introductory paragraph to this Agreement;
“U.S. Shelf Prospectus Supplement” means the shelf prospectus supplement and any amendments thereto or refiling thereof in respect of the distribution of the Designated Units filed under General Instruction II.L. of Form F-10;
“U.S. Securities Laws” means, collectively, the Securities Act and the Exchange Act; and
“U.S. Trust Counsel” has the meaning given thereto in Section 9.3.
1.2 The division of this Agreement into sections, paragraphs and clauses and the provision of headings is for the convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs or clauses are to, sections, paragraphs or clauses of this Agreement.
1.3 Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, trusts, corporations, governments and governmental authorities and vice versa.
1.4 Any reference herein to the Prospectuses shall be deemed to refer to and include the documents incorporated or deemed to be incorporated by reference therein as of the applicable date; and
1.5 Any reference to any amendment or supplement to any of the Prospectuses shall be deemed to refer to and include any documents that are:
(i)	filed after the date of such Prospectus under Securities Laws with the Qualifying Authorities and, in the case of the U.S. Prospectus, under the Exchange Act with the SEC and

(ii)	incorporated by reference or deemed under Securities Laws to be incorporated by reference therein.
1.6 Any reference to the “knowledge of the Trust” or similar qualifiers shall mean the knowledge of the directors and officers of the Corporation and the Manager, after due inquiry.
2. Issuance and Sale of Trust Units. The Trust agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Underwriters, acting as agent, up to 25,000,000 Trust Units (the “Designated Units”); provided, however, that with respect to “at-the-market” sales (as set out in Section 4) of Trust Units, the market value of the Trust Units distributed shall not exceed 10% of the aggregate market value of the outstanding Trust Units calculated in accordance with Section 9.2 of NI 44-102. Notwithstanding anything to the contrary contained herein, the Parties agree that compliance with the limitations set forth in this Section 2 on the number of Trust Units issued and sold under this Agreement shall be the sole responsibility of the Trust, and the Underwriters shall have no obligation in connection with such compliance. The issuance and sale of Designated Units will be effected pursuant to the Prospectus filed with the Qualifying Authorities and the U.S. Prospectus and Registration Statement filed by the Trust with the SEC.
The Trust acknowledges and agrees that each of the Underwriters has informed the Trust that such Underwriter and its affiliates may, to the extent permitted under Securities Laws, purchase and sell Trust Units for its own account while this Agreement is in effect provided that (i) the Trust shall not be deemed to have authorized or consented to any such purchase or sale by an Underwriter and (ii) neither Underwriter will over-allot Trust Units in connection with the distribution of Placement Trust Units in an at-the-market distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Trust Units.
3. Placements. Each time (the “Placement Time”) that the Trust wishes to issue and sell Trust Units hereunder (each, a “Placement”), it will furnish the Underwriters by electronic mail (or such other method mutually agreed to by the Parties) with a notice in the form of Schedule 1 (a “Placement Notice”) containing the number of Trust Units (the “Placement Trust Units”) to be issued and sold and the other parameters in accordance with which it desires the Trust Units to be sold. The Placement Notice shall originate from any of the individuals from the Corporation, on behalf of the Trust, set forth on Schedule 2 (with a copy to each of the other individuals from the Corporation listed in such schedule), and shall be addressed to each of the individuals from the Underwriters set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by SGAS unless and until (i) in accordance with the notice requirements set forth in Section 5, SGAS declines to accept the terms contained therein and the terms and provisions of this Agreement; (ii) the entire amount of the Placement Trust Units have been sold, (iii) in accordance with the notice requirements set forth in Section 5, the Trust or an Underwriter suspends or terminates the Placement Notice, (iv) the Trust issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) this Agreement has been terminated pursuant to Section 15. FCC shall be paid compensation equal to 3.00 per cent of the gross proceeds from the sales of Placement Trust Units made pursuant to the terms of this Agreement on the TSX and SGAS shall be paid compensation equal to 2.50 per cent of the gross proceeds from the sales of Placement Trust Units made pursuant to the terms of this Agreement on the NYSE or other existing trading market in the United States (each, an “Underwriter’s Fee”). It is acknowledged and agreed that neither the Trust nor the Underwriters will have any obligation whatsoever with respect to a Placement or any Placement Trust Units unless and until the Trust delivers and the Underwriters receive a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.
4. Sale of Placement Trust Units by the Underwriters. Subject to the terms and conditions herein set forth, upon the Trust’s issuance and SGAS’s receipt, on behalf of the Underwriters, of a Placement Notice, and unless the sale of the Placement Trust Units described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, SGAS, on behalf of the Underwriters, for the period specified in the Placement Notice, will use its commercial reasonable efforts consistent with its normal trading and sales practices and applicable state, provincial and federal laws, rules and regulations including the Decision and the rules of the Exchanges as applicable, to sell such Placement Trust Units up to the amount specified and otherwise in accordance with the terms of such Placement Notice. FCC hereby authorizes SGAS to effect sales of Placement Trust Units made directly on the TSX through a TSX participating organization. After consultation with the Trust and subject to the terms of the Placement Notice, SGAS may sell Placement Trust Units by any method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102 including, without limitation, sales made directly on the TSX through a dealer that is a TSX participating organization, directly on the NYSE or on any other existing trading market in the United States for the Trust Units. For the purposes hereof, “Trading Day” means any day on which securities are purchased and sold on either of the TSX, NYSE or other existing trading market in the United States. SGAS, on behalf of the Underwriters, will provide confirmation by electronic mail (or such other method mutually agreed to in writing by the Parties) to the Trust and FCC no later than the opening of the Trading Day immediately following the Trading Day on which sales of Placement Trust Units have been made hereunder setting forth the number of Placement Trust Units sold on such day, the prices at which the Placement Trust Units were sold, the gross proceeds from such sales, the Underwriter’s Fee payable by the Trust to SGAS and to FCC pursuant to Section 3 with respect to such sales, and the Net Proceeds payable to the Trust, with an itemization of the deductions made (as set forth in Section 6(a)) from the gross proceeds that it receives from such sales. SGAS on behalf of the Underwriters will deliver to the Corporation, to the attention of Peter Cheung, within three trading days after the end of each month, a report stating the number of Trust Units sold pursuant to this Agreement on a daily basis during such month on the TSX, for the period from six calendar months from the time the Trust Units are first sold and provide additional monthly reports of daily sales on the TSX as requested by the Corporation in order to facilitate the Trust’s reporting to the TSX pursuant to its undertaking to the TSX.
5. Suspension of Sales. The Trust or an Underwriter, may, upon notice to the other Parties in writing to each of the individuals listed in Schedule 2 (including by electronic mail), suspend any sale of Placement Trust Units on the TSX and the Trust or SGAS may, upon notice to the other Parties in writing to each of the individuals listed in Schedule 2 (including by electronic mail), suspend any sale of Placement Trust Units in the U.S.; provided, however, that such suspension shall not affect or impair any Party’s obligations with respect to any Placement Trust Units sold hereunder prior to the receipt of such notice. Except as set forth in Section 16 herein, each of the Parties agrees that no such notice under this Section 5 shall be effective against the other Parties unless it is made to all the individuals of the Trust or each of the Underwriters, as the case may be, named on Schedule 2 hereto, as such Schedule 2 may be amended from time to time by any Party by notice to each other Party.
6. Settlement.
(a)	Settlement of Placement Trust Units. Settlement for sales of Placement Trust Units will occur on the third Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Trust on a Settlement Date against receipt of the Placement Trust Units sold (the “Net Proceeds”) will be equal to the aggregate sales price received by SGAS or SGAS on behalf of FCC, as the case may be, at which such Placement Trust Units were sold, after deduction for (i) any Underwriter’s Fee for such sales payable by the Trust pursuant to Section 3 hereof, (ii) any other amounts due and payable by the Trust to an Underwriter hereunder pursuant to Section 9.8 (Expenses), and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)	Delivery of Placement Trust Units. On or before each Settlement Date, the Trust will electronically transfer to its account at SGAS the Placement Trust Units being sold in good deliverable form. On each Settlement Date, SGAS will deliver the Net Proceeds of the sale of the Placement Trust Units in same day funds to the Trust’s account at SGAS. If the Trust defaults in its obligation to deliver Placement Trust Units on a Settlement Date, the Trust agrees that in addition to and in no way limiting the rights and obligations set forth in Sections 12 (Indemnification) and 13 (Contribution) hereto, it will hold the other Parties hereto harmless against any loss, claim, damage, or expense (including reasonable out-of-pocket fees and expenses of external counsel), as incurred, arising out of or in connection with such default by the Trust.
Upon the implementation of direct market access to the TSX by SGAS through FCC, the parties hereto by mutual agreement in writing may amend the confirmation in Section 4 or settlement procedures in this Section 6.
7. Representations and Warranties of the Trust and the Corporation. Each of the Trust and the Corporation jointly and severally represents and warrants to, and agrees with, the Underwriters that as of the date of this Agreement, as of each Representation Date (as defined in Section 9.2 below) on which a certificate is required to be delivered pursuant to Section 9.2 of this Agreement, each Placement Time and as of the time of each sale of any Trust Units pursuant to this Agreement (the “Applicable Time”) and each Settlement Date:
(a)	the Trust has been properly created and organized and is validly existing as a trust under the laws of Alberta and the Corporation has been duly incorporated and organized and is validly existing and in good standing under the laws of Alberta and each of the Trust and the Corporation has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted, to own, lease and operate its properties and assets as described in each of the Prospectuses and to enter into this Agreement and carry out the provisions hereof;

(b)	each of the Material Subsidiaries has been duly incorporated or established and organized and is validly existing under the laws of the jurisdiction under which it was incorporated, continued, established or organized and has all requisite corporate or partnership power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it and to own, lease and operate its properties and assets as described in each of the Prospectuses;

(c)	each of the Trust, the Corporation and the Material Subsidiaries is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid and subsisting and in good standing, except when the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect;

(d)	the Trust, the Corporation and the Material Subsidiaries have good and marketable title to or the right to use of the property and assets material to the operation of their businesses free and clear of all Liens except Liens that would not reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Trust and the Corporation (on a consolidated basis) or their assets (on a consolidated basis), and no person has any agreement or right to acquire any of such properties;

(e)	the Corporation has the necessary power and authority to execute and deliver the Prospectuses and all requisite action has been taken by the Corporation on behalf of the Trust to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(f)	except as disclosed in each of the Prospectuses, no person has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Trust Units, securities or warrants of any of the Trust or the Corporation, except for holders, other than the Trust, of outstanding Royalty Units, pursuant to any option or rights plans for directors, officers, employees and special consultants of the Corporation, the Manager and the Trust currently in place and pursuant to the Management Agreement;

(g)	except as referred to in or contemplated by the Prospectuses, subsequent to December 31, 2006:
(i)	there has not been any material change in the capital or long-term debt of the Trust or the Corporation;

(ii)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Trust or the Corporation;

(iii)	the financial position of the Trust has not changed in any material adverse way from that disclosed in the audited balance sheet as at December 31, 2006 of the Trust incorporated by reference in the Prospectuses; and

(iv)	the Trust and the Corporation have carried on business in the ordinary course;
(h)	there is no action, proceeding or investigation (whether or not purportedly by or on behalf of the Trust or the Corporation) pending or, to the knowledge of the Trust, the Corporation or the Manager, threatened against or affecting the Trust, the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions or may question the validity of the issuance of the Designated Units or the related Royalty Units or any action taken or to be taken by the Trust, the Corporation or the Manager pursuant to or in connection with this Agreement;

(i)	the Corporation has complied, in all material respects, with the terms and conditions of the Royalty Indenture;

(j)	(A) the Trust is eligible to use the Short Form Prospectus System and the Shelf Prospectus System in each of the Qualifying Provinces, (B) the currently outstanding Trust Units are listed on the TSX and the NYSE, and the Designated Units will be conditionally approved for listing and posting for trading on the TSX and the NYSE by no later than the time of filing of the Shelf Prospectus Supplement with the Qualifying Authorities and (C) there has been no material change in the affairs, assets, liabilities or obligations (absolute, contingent or otherwise) of the Trust or the Corporation not already publicly disclosed which requires disclosure under the Securities Laws or which has been disclosed on a confidential basis to the applicable Qualifying Authorities and which has not been generally disclosed to the public;

(k)	the Trust has made an election under U.S. Treasury Regulation Section 301.7701-3 to be classified as a partnership for U.S. federal tax purposes;

(l)	the Trust is authorized to issue 500,000,000 Trust Units and Class A Trust Units, of which, as of the close of business on December 11, 2007, there were 246,665,355 outstanding Trust Units and 1,888 Class A Trust Units, all of which have been duly and validly authorized and issued, and the Placement Trust Units issued at the Settlement Date by the Trust will be duly and validly authorized and issued by the Trust as fully paid and non-assessable Trust Units;

(m)	the form of certificates for the Designated Units conforms in all material respects to the laws of the jurisdiction of the Trust’s organization, the Trust Indenture, and the respective rules of the TSX and the NYSE;

(n)	neither the SEC nor any member of the CSA has issued an order preventing or suspending the use of the U.S. Prospectus or Prospectus, respectively, nor instituted proceedings for that purpose. The Registration Statement, the U.S. Preliminary Prospectus and the U.S. Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of the Securities Act. The preliminary Prospectus, the Prospectus and any amendments or supplements thereto contain all statements which are required to be stated therein by, and conform to, the requirements of all Canadian Securities Laws. The Registration Statement and any amendment thereto, on the Effective Date did not contain, and on the date hereof does not contain, and at the Placement Time, Applicable Time and the Settlement Date will not contain, any untrue statement of a material fact and does not omit, and at the Placement Time, Applicable Time and the Settlement Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Trust and the Corporation make no representations or warranties as to the Underwriters’ Information;

(o)	each of the Prospectuses and any amendments and supplements thereto do not contain, and at the Applicable Time and the Settlement Date will not contain, any untrue statement of material fact and do not omit, and at the Applicable Time and the Settlement Date will not omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that the Trust and the Corporation make no representations or warranties as to the Underwriters’ Information.

(p)	the Financial Information presents fairly the financial position and the results of operations and cash flows of the entities to which such Financial Information relates as at and for the dates and periods to which they relate. Except as relates to the reconciliation of Financial Information prepared in accordance with Canadian generally accepted accounting principles to U.S. generally accepted accounting principles, the Financial Information has been prepared in accordance with Canadian generally accepted accounting principles, consistently applied throughout the periods involved and all adjustments necessary for a fair presentation of results for such periods have been made. The reconciliations of Financial Information to U.S. generally accepted accounting principles contained in the Financial Information comply with the applicable accounting rules of the SEC and Item 18 of Form 20-F. The summary financial and statistical data included in or incorporated by reference in the Prospectuses presents fairly the information shown therein and such data has been compiled on a basis consistent with the Financial Information;

(q)	neither the Trust nor the Corporation is aware of any defects, failures or impairments in the title to the oil and natural gas properties of the Trust, the Corporation and the Subsidiaries which, in aggregate, could have a Material Adverse Effect on the quantity and pre-tax discounted present value of the estimated future net revenues from the oil and natural gas reserves relating thereto, as shown in the reserve reports of GLJ Petroleum Consultants Ltd. (i) dated February 1, 2007 and relating to the reserves of the Corporation effective December 31, 2006; (ii) dated March 6, 2007 and relating to the properties acquired from ConocoPhillips Canada; and (iii) any subsequent oil and gas reserve reports prepared during the term of this Agreement and disclosed in an annual information form or material change report and Form 6-K filed or furnished in accordance with Securities Laws (the “Reserve Reports”);

(r)	there has been no material adverse change to the Trust’s or the Corporation’s oil, natural gas liquids, natural gas or sulphur reserves since the effective dates of the Reserve Reports that is not disclosed in a subsequent Reserve Report, and the Reserve Reports fairly present the determination of oil, natural gas liquids, natural gas and sulphur reserves of, respectively, the Trust, the Corporation and the Subsidiaries and the respective production profile and costs associated therewith, as of the date thereof;

(s)	since the respective dates as of which information is given in each of the Prospectuses, as may be amended or supplemented, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, liabilities, rights, operations, condition (financial or otherwise), or business prospects of the Trust, the Corporation and the Subsidiaries, taken together, whether or not occurring in the ordinary course of business (a “Material Adverse Effect”), and there has not been any material transaction entered into any of the Trust, the Corporation and the Subsidiaries, other than transactions in the ordinary course of business and changes and transactions described in each of the Prospectuses, as may be amended or supplemented. Neither the Trust, nor the Corporation nor any of the Subsidiaries has material contingent obligations that are not disclosed in each of the Prospectuses;

(t)	neither the Trust, nor the Corporation, nor any of the Subsidiaries is, or with the giving of notice or lapse of time or both, will be, in violation of or in default under their charters or by-laws (or in the case of the Trust, the Trust Indenture) or under any agreement, lease, contract, indenture or other instrument or obligation to which they are a party or by which they, or any of their properties, are bound and which violation or default would, individually or in the aggregate, cause a Material Adverse Effect;

(u)	each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Trust of this Agreement and the consummation of the transactions herein or therein contemplated (except such additional steps as may be required by the SEC, the NASD or such additional steps as may be necessary to qualify the Designated Units for public offering by the Underwriters under state securities or Blue Sky laws) has been obtained or made and is in full force and effect;

(v)	the Trust is not, and after giving effect to the offering and sale of the Designated Units contemplated by this Agreement and the application of the net proceeds therefrom in the manner described in the Registration Statement will not be, an “investment company” within the meaning of that term under the 1940 Act;

(w)	neither the Trust, nor the Corporation, nor any of the Subsidiaries, nor any officer, director, agent, employee or other person associated with or acting on behalf of either of the Trust or the Corporation or any of the Subsidiaries, have taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, manipulation of the price of the Designated Units to facilitate the sale of the Designated Units;

(x)	the Trust, the Corporation and the Subsidiaries each maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(y)	the Trust is qualified, and at the Settlement Date will qualify as, a “mutual fund trust” and a “unit trust” (as defined by the Tax Act) and the Trust and the Corporation have conducted their affairs and will continue to conduct their affairs so that the Trust will continue to qualify at all times as a “mutual fund trust” and a “unit trust” under the Tax Act and, in particular, the Trust has restricted its activities such that its only undertaking has been the investing of its funds in property in which a mutual fund trust is permitted by the Tax Act to invest;

(z)	Computershare Trust Company of Canada has been validly appointed as sole trustee, registrar and transfer agent for Trust Units at its offices at the Cities of Toronto, Ontario and Calgary, Alberta and through its affiliate Computershare Trust Company, Inc. in New York and Denver;

(aa)	each document incorporated, or deemed to be incorporated, by reference in the Registration Statement and the U.S. Prospectus, at the time they were or hereafter are filed with the SEC, complied or will comply, as applicable, in all material respects with the requirements of the U.S. Securities Laws;

(bb)	as at the date and time of filing the Registration Statement and the time this Agreement is executed and delivered by the parties hereto, the Trust was not and is not an “ineligible issuer” as defined in Rule 405 of the Securities Act, without taking account of any determination by the SEC pursuant to Rule 405 of the Securities Act that it is not necessary that the Trust be considered an ineligible issuer;

(cc)	the Trust is subject to the reporting requirements of the Exchange Act and is current in its filings with the SEC;

(dd)	the Trust and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act), such disclosure controls and procedures are effective, and there is and has been no failure on the part of the Trust to comply in any material respect with any material provision of the Sarbanes-Oxley Act of 2002 to the extent applicable to the Trust as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act;

(ee)	except as set forth in the Registration Statement, the Prospectuses or as would not individually or in the aggregate result in a Material Adverse Effect, (i) each of the Trust and its Subsidiaries have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance; (ii) each of the Trust and its Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit; (iii) neither the Trust nor any of its Subsidiaries (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for any offence alleging, material non-compliance with any Environmental Laws, or liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and neither the Trust nor any of its Subsidiaries (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance or liability short of prosecution; and (iv) there are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or its Subsidiaries, nor have either the Trust or any of its Subsidiaries received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(ff)	no labour problem or dispute with the employees of the Trust or any of the Subsidiaries exists or, to the knowledge of the Trust, is threatened or imminent, and the Trust is not aware of any existing or imminent labor disturbance by the employees of the Trust’s or any of the Subsidiaries’ principal suppliers, contractors or customers, that would reasonably be expected to have a Material Adverse Effect, except as set forth in the Registration Statement or the

Prospectuses (in each case, exclusive of any supplement or amendment thereto after execution of this Agreement);

(gg)	except as otherwise disclosed in the Prospectuses and the Registration Statement, or except as would not, individually or in the aggregate, result in a Material Adverse Effect, all tax returns required to be filed by the Trust and its Subsidiaries have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided;

(hh)	the Trust is a reporting issuer or the equivalent in good standing in each of the provinces of Canada having such a concept within the meaning of the applicable securities laws in such provinces; the Trust is not in default of any requirement of Securities Laws; and the Trust is a “foreign private issuer” as defined under Rule 405 of the Securities Act;

(ii)	the accountants who audited the audited Financial Information included or incorporated by reference in the Registration Statement and the Prospectuses are, and during the period covered by their report thereon were, (1) independent public accountants with respect to the Trust and the Corporation as required by the Securities Act and the Securities Act Regulations, and (2) objective with respect to the Trust and the Corporation within the meaning of the Rules of Professional Conduct of the Canadian Institute of Chartered Accountants and independent chartered accountants with respect to the Trust as prescribed by Securities Laws.
8. Representations and Warranties of the Manager. The Manager represents, warrants to and agrees with the Underwriters, that as of the date of this Agreement, as of each Representation Date on which a certificate is required to be delivered pursuant to Section 9.2 of this Agreement, and as of the Applicable Time:
(a)	the Manager has been duly incorporated and organized and is validly existing and in good standing under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted and to enter into this Agreement and carry out the provisions hereof;

(b)	the Manager is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid and subsisting and in good standing;

(c)	except as referred to in or contemplated by the Prospectuses, subsequent to December 31, 2006, there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Manager which would have a Material Adverse Effect on the Manager’s ability to perform its duties and functions under the Management Agreement, and the Manager has carried on business in the ordinary course; and

(d)	the Manager is not in default or breach of, and the execution, delivery, performance and compliance of or with the terms of this Agreement by the Manager will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under, any term or provision of the constating documents, by-laws or resolutions of the Manager, or any contract, agreement, instrument, or other document to which the Manager is a party or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to the Manager, and no term or provision thereof materially adversely affects the ability of the Manager to perform its obligations under the Management Agreement.
9. Covenants of the Trust, the Corporation and the Manager.
9.1 Each of the Trust, the Corporation and the Manager jointly and severally covenants and agrees with the Underwriters:
(a)	to allow the Underwriters to participate in the preparation of the documentation required for the Placement of the Designated Units, and to file (i) the Prospectus Supplement with the Qualifying Authorities in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second Business Day following the execution and delivery of this Agreement; and (ii) the U.S. Shelf Prospectus Supplement with the SEC pursuant to General Instruction II.L. of Form F-10 not later than the SEC’s close of business on the Business Day following the date of the filing thereof with the Reviewing Authority;

(b)	to promptly notify the Underwriters in writing of the full particulars of any of the following (each, a “Development”):
(i)	any Material Adverse Effect, including in respect of any matter contained or referred to in the Prospectuses or any Supplementary Material; and

(ii)	any material fact or matter which has arisen and would have been required to have been stated in the Prospectus, the U.S. Prospectus, a Prospectus Supplement, or any Supplementary Material had the fact arisen on or prior to the date of the Prospectus, the U.S. Prospectus, a Prospectus Supplement, or any Supplementary Material, respectively, which Development, in any such case, is, or may be, of such a nature as to render any of the Prospectuses (taken as they then exist together with any Supplemental Material) immediately prior to any such Development (at such time, such Prospectuses, a “Current Document”), untrue, false or misleading in any material respect or which would result in a Current Document containing a misrepresentation or which would result in a Current Document not complying with Securities Laws or which Development would reasonably be expected to have a significant effect on the market price or value of the Trust Units.

(c)	to cooperate with the Underwriters in endeavouring to qualify the Designated Units for sale under the states of the United States if required by Securities Laws to make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided that the Trust shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Trust and the Corporation will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect provided a Placement Notice is in effect for so long a period as the Underwriters may reasonably request for distribution of the Placement Trust Units.

(d)	to allow the Underwriters to conduct all “due diligence” investigations which they may reasonably require to fulfil their obligations as Underwriters and to enable the Underwriters to responsibly sign any certificate required to be signed by the Underwriters in such documentation. Each of the Trust, the Manager and the Corporation shall furnish to the Underwriters all the information relating to each of the Trust, the Manager and the Corporation and its business and affairs as is required for the preparation of the Shelf Prospectus Supplement and other documentation to be filed in connection with the Placement of the Designated Units in order to satisfy disclosure requirements under the Securities Laws;

(e)	to comply with the Securities Laws so as to permit the Placement of the Designated Units as contemplated in this Agreement, the Prospectuses, and the Registration Statement;

(f)	to make generally available to its Unitholders, as soon as it is practicable to do so, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement (which need not be audited) in reasonable detail, complying with Section 11(a) of the Securities Act and Rule 158 of the SEC Rules and

Regulations and to advise the Underwriters in writing when such statement has been so made available;

(g)	to cause each annual report distributed to Unitholders to comply with Rule 2810(b)(5) of the NASD;

(h)	to apply the Net Proceeds as set forth in the Prospectuses and the Registration Statement under the heading “Use of Proceeds”;

(i)	to not invest, or otherwise use the Net Proceeds, in such a manner as would require the Trust to register as an Investment Company under the 1940 Act any time prior to the termination of this Agreement;

(j)	to maintain a transfer agent in accordance with the rules of each of the Exchanges and, if necessary under the jurisdiction of organization of the Trust, a registrar for the Trust Units;

(k)	during the period of distribution of the Placement Trust Units, to not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of the Trust Units;

(l)	to use their reasonable best efforts to monitor all aspects of the Trust’s affairs relevant to its continuing qualification as a “mutual fund trust,” and a “unit trust” for purposes of the Tax Act, and will promptly notify the Underwriters upon its becoming aware of any circumstance that may cause the Trust to fail to continue to so qualify;

(m)	has not and, unless it obtains the prior written consent of the Underwriters, will not make any offer relating to the Designated Units that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus required to be filed by the Trust with the SEC or retained by the Trust under Rule 433 of the Securities Act;

(n)	if a Placement Notice is pending, (i) to give the Underwriters notice of its intention to file or prepare any further amendment or supplement to the Registration Statement, the Prospectuses, including pursuant to filings with the Qualifying Authorities or the SEC that are incorporated by reference therein, in each case after the execution of this Agreement and prior to the Settlement Date for such Designated Units, (ii) to furnish the Underwriters with copies of any such documents a reasonable amount of time prior to such proposed filing, amendment or supplement and (iii) to not file or use any such document to which SGAS or counsel for the Underwriters shall reasonably object, unless the filing or use of such document is required by applicable law;

(o)	to file promptly all reports required to be filed by the Trust with the Reviewing Authority pursuant to Securities Laws and the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as access to or the delivery of a Prospectus or U.S. Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required in connection with the offering or sale of such Designated Units under applicable law, and during such period to advise the Underwriters, promptly after it receives notice thereof, of the time when any amendment to the Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectuses or any amended U.S. Prospectus or Prospectus has been filed with the Qualifying Authorities or the SEC;

(p)	to promptly advise the Underwriters
(i)	of any request by the SEC or its staff for any amendment of the Registration Statement, or for any supplement to the U.S. Prospectus or for any additional information;

(ii)	of any request by a Qualifying Authority or any other regulatory authority in Canada for any amendment or supplement to the Prospectus or for any additional information;

(iii)	of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any notice that would prevent its use, or the issuance by a Qualifying Authority or any other regulatory authority in Canada of any cease trading or similar order relating to the Designated Units, or the institution or threatening of any proceeding for those purposes;
(q)	to furnish to the Underwriters copies of the Registration Statement, as initially filed with the SEC, and of all amendments thereto (including all exhibits thereto and documents incorporated by reference therein), and the Prospectuses and, so long as delivery of or making access available to a prospectus by the Underwriters may be required by applicable Canadian Securities Laws and the Securities Act, as many copies of the Prospectuses and any amendment or supplement thereto as the Underwriters may reasonably request and such delivery shall constitute the Trust’s consent to the use by the Underwriters of the Registration Statement, the Prospectuses and any supplements or amendments thereto (and the documents incorporated therein by reference) in connection with the offering and sale to the public of the Designated Units;

(r)	unless publicly available on SEDAR or EDGAR, to furnish to the Underwriters promptly for a period of two years from the date of this Agreement:

(i)	copies of any reports, proxy statements, or other communications which the Trust shall send to its Securityholders or shall from time to time publish or publicly disseminate; and

(ii)	copies of all annual and current reports filed or furnished with the SEC on Form 40-F or Form 6-K (each as defined in Section 9.2), as applicable, or such other similar forms as may be designated by the SEC;
(s)	unless publicly available on SEDAR or EDGAR, upon written request, to furnish to the Underwriters as early as practicable prior to the time of purchase and any additional time of purchase of Designated Units, as the case may be, but not later than two Business Days prior thereto, a copy of the latest available unaudited interim financial statements, if any, of the Trust which have been read by the Trust’s independent auditors, as stated in their letter to be furnished pursuant to Section 9.5 hereof;

(t)	to comply with the representations, terms and conditions of the Mutual Reliance Review System decision document dated September 28, 2007 (the “Decision”) exempting, inter alia, each dealer not acting as agent of the purchaser of Designated Units from the obligation to deliver the Prospectus in connection with the distribution of the Designated Units;

(u)	to comply with the terms of its listing agreements with the Exchanges and to maintain the listing of the Trust Units in good standing; and

(v)	each Placement Notice issued by the Trust to the Underwriters shall be deemed to be an affirmation that the representations and warranties made by the Trust, the Corporation and the Manager in this Agreement are true and correct at the time such Placement Notice is issued, except to the extent such representation and warranty is solely as of a specific date, and that the Trust, the Corporation and the Manager have complied with all of the agreements to be performed by them hereunder at or prior to such time.
9.2 Certificate. During the term of this Agreement, on or prior to the date that the first Trust Units are sold pursuant to the terms of this Agreement and each time the Trust:
(a)	files a Shelf Prospectus Supplement and a U.S. Shelf Prospectus Supplement relating to Placement Trust Units or amends the Prospectus (other than an amendment pursuant to section 5.8 of NI 44-102) or the U.S. Prospectus;

(b)	files an annual information form in English in Canada and an annual report on Form 40-F under the Exchange Act (“Form 40-F”) in the U.S.; or

(c)	files interim financial statements in English in Canada and furnishes such statements on Form 6-K under the Exchange Act (“Form 6-K”) in the U.S. or files any amended interim financial statements in English in Canada or furnishes any such statements on Form 6-K in the U.S.;
each date of filing or furnishing of one or more of the documents referred to in clauses (a) through (d) above shall be a “Representation Date”, the Trust shall furnish the Underwriters with a certificate in the form attached hereto as Exhibit A, and the Manager shall furnish the Underwriters with a certificate in the form attached as Exhibit B. The requirement to provide a certificate under this Section 9.2 shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Trust delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Trust subsequently decides to sell Placement Trust Units following a Representation Date when the Trust relied on such waiver and did not provide the Underwriters with a certificate under this Section 9.2, then before the Trust delivers the Placement Notice or the Underwriters sell any Placement Trust Units, the Trust shall provide the Underwriters with a certificate, in the form attached hereto as Exhibit A and the Manager shall provide the Underwriters with a certificate, in the form attached hereto as Exhibit B, in each case dated the date of the Placement Notice.
9.3 Legal Opinion. On or prior to the date that the first Designated Units are sold, and within 3 Trading Days after each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Trust shall cause to be furnished to the Underwriters a written opinion of Bennett Jones LLP (or such other counsel determined by the Trust and reasonably acceptable to the Underwriters), counsel to the Trust and the Corporation (the “Trust Counsel”) and a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP (or such other counsel determined by the Trust and reasonably acceptable to the Underwriters), U.S. counsel to the Trust and the Corporation (“U.S. Trust Counsel”), dated the date that the first Designated Units are sold or the Representation Date, as applicable, substantially similar to the applicable forms attached hereto as Exhibits C and D, respectively (for the date that the first Designated Units are sold), and Exhibit E (for subsequent Representation Dates), but modified, as necessary, to relate to the Prospectus and the U.S. Prospectus and any amendment or supplement thereto; provided, however, that in lieu of such opinion, counsel may furnish the Underwriters with a letter to the effect that the Underwriters may rely on a prior opinion delivered under this Section 9.3 to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement, the Prospectus and as amended or supplemented at such Representation Date).
9.4 Translation Opinions. On or prior to the date that the first Designated Units are sold and within 3 Trading Days after each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Underwriters shall have received a written legal opinion from the Trust’s legal counsel in the Province of Québec addressed to the Underwriters and their counsel and in form and substance acceptable to counsel to the Underwriters to the effect that the Trust has complied with all the laws of the Province of Québec relating to the use of the French language in connection with the Prospectus, any Supplementary Material and the sale of the Designated Units to purchasers in the Province of Québec, and that except for any Financial Information contained in or incorporated by reference therein, each of such Prospectus or Shelf Prospectus Supplement, as the case may be, and the information incorporated by reference therein, in the French language is in all material respects a complete and proper translation of the English language version thereof and an opinion of the Trust and the Corporation’s auditors at the same time or times and substantially to the same effect, in respect of the Financial Information. In the case of any Representation Date on which the Trust files its annual report on Form 40-F, the Trust shall cause to be furnished to the Underwriters the opinions of (i) Quebec counsel to the Trust and the Corporation and (ii) the Trust and the Corporation’s auditors referred to above, before the Trust next delivers a Placement Notice.
9.5 Auditor Comfort Letters. On or prior to the date that the first Designated Units are sold pursuant to the terms of this Agreement and thereafter within 3 Trading Days after each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Trust shall cause its independent accountants to furnish the Underwriters letters (the “Auditor Comfort Letters”), dated the date that the first Designated Units are sold or the Representation Date, as applicable, and having a cut-off not more than 3 Business Days prior to such date, in form and substance satisfactory to SGAS, on behalf of the Underwriters,
(a)	confirming that they are independent public accountants with respect to the Trust and the Corporation within the meaning of the Securities Act and the Securities Act Regulations and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the SEC;

(b)	stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to Underwriters in connection with registered public offerings (the first such letter, the “Initial Auditor Comfort Letter”); and

(c)	updating the Initial Auditor Comfort Letter with any information that would have been included in the Initial Auditor Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectuses, as amended and supplemented to the date of such letter.
9.6 Other Comfort Letters. On or prior to the date that the first Designated Units are sold pursuant to the terms of this Agreement and thereafter within 3 Trading Days after each Representation Date with respect to which the Trust is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable, the Trust shall cause any independent accountants to any entity whose financial statements are incorporated by reference into the Prospectus to furnish the Underwriters letters (the “Other Comfort Letters”), dated the date that the first Designated Units are sold or the Representation Date, as applicable, and having a cut-off not more than 3 Business Days prior to such date, in form and substance satisfactory to SGAS, on behalf of the Underwriters,
(a)	confirming that they are independent public accountants with respect to the entity whose financial statements are incorporated by reference into the Prospectus within the meaning of the Securities Act and the Securities Act Regulations and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the SEC;

(b)	stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to Underwriters in connection with registered public offerings (the first such letter, the “Initial Other Comfort Letter”); and

(c)	updating the Initial Other Comfort Letter with any information that would have been included in the Initial Other Comfort Letter had it been given on such date and modified as necessary to relate to the Prospectuses, as amended and supplemented to the date of such letter.
9.7 Engineers Letter. On or prior to the date that the first Designated Units are sold, and within 3 Trading Days of each Representation Date on which the Trust files its annual report on Form 40-F, unless a waiver is available under Section 9.2 from the requirement to deliver a certificate in the form attached hereto as Exhibit A for so long as such waiver is available, the Trust shall cause to be furnished to the Underwriters a letter in form and substance acceptable to counsel to the Underwriters from each of the Engineers (each, an “Engineers Letter”), containing statements and information of the type ordinarily included in reserve report “comfort letters” to the Underwriters with respect to their respective Reserve Reports and the reserves and resources information included in or incorporated by reference in the Prospectus and the U.S. Prospectus, which letter shall be in addition to the reports of the Engineers contained or incorporated by reference in the Prospectuses and any consents addressed to the Qualifying Authorities.
9.8 Expenses. The Trust agrees, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 15 hereunder, to pay all expenses incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to:
(a)	the preparation, translation, printing and filing of the Registration Statement, Prospectus, U.S. Prospectus, and each amendment and supplement thereto;

(b)	the preparation, issuance and delivery of the Designated Units;

(c)	the printing and delivery to SGAS of copies of the U.S. Prospectus and any amendments or supplements thereto, and of this Agreement;

(d)	the fees and its expenses of its counsel, transfer agents, independent accountants and Engineers; and

(e)	the fees and expenses incurred in connection with the listing of the Trust Units for trading on the Exchanges.
10. Other Legal Opinions. On or prior to the date that the first Designated Units are sold and within 3 Trading Days after each Representation Date, the Underwriters shall have received from Blake, Cassels & Graydon LLP and Vinson & Elkins LLP, counsel to the Underwriters (who may rely on the opinions of counsel to the Trust, the Manager and the Corporation and may also rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the provinces of Alberta, British Columbia, Ontario and Quebec) such opinions with respect to the Prospectus and other related matters as the Underwriters may require.
11. Conditions to Underwriters’ Obligations. The obligations of the Underwriters hereunder with respect to any sale of Placement Trust Units will be subject to the completion by the Underwriters of a due diligence review satisfactory to the Underwriters in their reasonable judgment, and to the continuing satisfaction (or waiver by both the Underwriters, in their sole discretion) of the following additional conditions:
(a)	the Shelf Prospectus Supplement in relation to the applicable Placement Trust Units shall have been filed with the Qualifying Authorities under the Shelf Procedures; and the U.S. Shelf Prospectus Supplement shall have been filed with the SEC pursuant to General Instruction II.L. of Form F-10 under the Securities Act, in each case, within the applicable time period prescribed for such filing and in accordance with Section 9.1(a) hereof; and all requests for additional information on the part of the Qualifying Authorities and the SEC shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(b)	no Prospectus, U.S. Prospectus or amendment or supplement to the Registration Statement, the Prospectus or the U.S. Prospectus, including documents deemed to be incorporated by reference therein, shall have been filed to which the Underwriters, acting reasonably, object;

(c)	at the Applicable Time and at the Settlement Date for such Placement Trust Units:
(i)	no stop order preventing, suspending or objecting to the use of the Registration Statement, the Prospectus or the U.S. Prospectus or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Qualifying Authorities or the SEC; and

(ii)	no order of any of the Qualifying Authorities or the SEC to cease distribution of the Designated Units shall have been issued, and no proceedings for such purpose shall have been instituted or threatened;
(d)	all of the representations and warranties of the Trust and the Corporation contained in this Agreement shall be true and correct on each Representation Date, with the same force and effect as if made on and as of such Representation Date, and the Trust shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or, prior to such Representation Date;

(e)	the Underwriters shall have received the certificates required to be delivered pursuant to Section 9.2 on or before the date on which delivery of such certificate is required pursuant to Section 9.2;

(f)	the Underwriters shall have received the opinions of Trust Counsel and U.S. Trust Counsel required to be delivered pursuant Section 9.3 on or before the date on which delivery of such opinion is required pursuant to Section 9.3;

(g)	the Underwriters shall have received the translation opinions required to be delivered pursuant Section 9.4 on or before the date on which delivery of such letter is required pursuant to Section 9.4;

(h)	the Underwriters shall have received the Auditor Comfort Letter required to be delivered pursuant Section 9.5 on or before the date on which delivery of such letter is required pursuant to Section 9.5;

(i)	the Underwriters shall have received the Other Comfort Letter required to be delivered pursuant Section 9.6 on or before the date on which delivery of such letter is required pursuant to Section 9.6;

(j)	the Underwriters shall have received the Engineers Letter required to be delivered pursuant to Section 9.7 on or before the date on which delivery of such Engineers Letter is required pursuant to Section 9.7;

(k)	the Trust shall have complied with the provisions of Section 9.1(q) hereof with respect to the furnishing of prospectuses;

(l)	the Designated Units shall have been (i) listed and admitted and authorized for trading, subject to notice of issuance, on a national stock exchange in the United States and (ii) conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to the Underwriters;

(m)	the Trust shall have furnished to the Underwriters and their counsel such other documents and certificates as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Placement Trust Units as herein contemplated or in order to evidence the accuracy of any of the representations or warranties or the fulfillment of any of the conditions herein contained or to the accuracy and completeness of any statement in the Registration Statement or the Prospectuses as of the Settlement Date;

(n)	on or prior to the date that the first Designated Units are sold, and within 3 Trading Days after each Representation Date, the Underwriters shall have received from (i) Blake, Cassels & Graydon LLP, Canadian counsel for the Underwriters, such opinion or opinions with respect to the Prospectus and other related matters as the Underwriters may require and (ii) Vinson & Elkins LLP, U.S. counsel for the Underwriters, such opinion or opinions with respect to the Registration Statement and the U.S. Prospectus and other related matters as the Underwriters may require;

(o)	there shall not have occurred any event that would permit the Underwriters to terminate this Agreement pursuant to Section 15(a); and

(p)	the Underwriters shall have received satisfactory evidence of the acceptance by CT Corporation System of its appointment as the authorized agent to accept any and all process which may be served in any suit, action or proceeding on the Trust relating to this Agreement; and

(q)	the Decision is in full force and effect, unamended.
12. Indemnification by the Trust, the Manager and the Corporation.
12.1 Each of the Trust and the Corporation (collectively the “Indemnitors”) hereby covenants and agrees to indemnify and save harmless each of the Underwriters and each of their respective directors, officers, employees, shareholders and agents and their affiliates, and each person who controls any Underwriter within the meaning of the Exchange Act (collectively, the “Indemnified Parties”) from and against all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages and expenses to which any Indemnified Party may be subject or which any Indemnified Party may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by or arising directly or indirectly by reason, or in consequence, of:
(a)	any breach of or default under any representation, warranty or covenant or agreement of the Trust, the Manager or the Corporation in this Agreement or any other document to be delivered pursuant hereto;

(b)	any information or statement (that does not constitute Underwriters’ Information) contained in the Prospectuses, any Supplementary Material or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this

Agreement which contains or is alleged to contain a misrepresentation (as defined in the Securities Act (Alberta)) or to be or be alleged to be untrue;

(c)	any omission or alleged omission to state in the Prospectuses, any Supplementary Material, or any other material or document filed under any Securities Laws or delivered by or on behalf of the Indemnitors or any of them thereunder or pursuant to this Agreement, any fact or information, other than Underwriters’ Information, whether material or not, required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(d)	any order made or any inquiry, investigation or proceeding commenced or threatened by any court, governmental agency or body or regulatory authority, administrative tribunal or stock exchange or other competent authority based upon any actual or alleged untrue statement, omission or misrepresentation (not relating solely to Underwriters’ Information) in the Prospectuses, any Supplementary Material or any other material or document filed or delivered by the Indemnitors or any of them under any Securities Laws or pursuant to this Agreement (except any material or document delivered or filed solely by the Underwriters) or based upon any failure by any of the Indemnitors to comply with Securities Laws (other than any failure or alleged failure to comply solely by the Underwriters) which prevents or restricts the trading in or the sale or Placement of the Designated Units or any of them or any other securities of the Trust in any of the Qualifying Provinces or the United States of America;

(e)	any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement as of the Effective Date or in any amendment thereof, or in the Prospectuses or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto; or

(f)	the non-compliance or alleged non-compliance by any of the Indemnitors with any requirements of the Securities Laws, or the by-laws, rules and regulations of the Exchanges.
Notwithstanding the foregoing provisions in this Section 12.1, no Indemnified Party shall be entitled to claim any indemnification if it is engaged in any dishonesty, fraud, fraudulent misrepresentation or wilful default (as determined in a final non-appealable judgment by a court of competent jurisdiction).
If any matter or thing contemplated by this Section 12 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 shall come to the knowledge of any Indemnified Party, the Indemnified Party concerned shall notify the Corporation as soon as possible of the nature of such Claim (provided that any failure to so notify shall not affect the Indemnitors’ liability under this Section 12 except to the extent that the failure materially prejudices the Indemnitors or any of them) and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required)

at their expense to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no admission of liability or settlement of any such Claim may be made by the Indemnitors or the Indemnified Party without, in each case, the prior written consent of all the affected parties thereto, such consent not to be unreasonably withheld.
12.2 In respect of any such Claim, an Indemnified Party shall have the right to retain separate or additional counsel to act on his or her or its behalf and participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:
(a)	none of the Trust, the Manager or the Corporation, as applicable, assumes the defence of such suit on behalf of the Indemnified Party within 10 Business Days of the Manager receiving notice of such Claim;

(b)	the Indemnitors and the Indemnified Party shall have mutually agreed to the retention of other counsel; or

(c)	the named parties to any such Claim (including any added third or interpleaded party) include both the Indemnified Party, on the one hand, and any of the Indemnitors, on the other hand, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; (in which case the Indemnitors shall not have the right to assume that defence of such Claim but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), provided that the Indemnitors shall not, in connection with any one such action or separate but substantially similar related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.
12.3 If any legal proceedings shall be instituted against any of the Indemnitors or if any regulatory authority or stock exchange shall carry out an investigation of any of the Indemnitors and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, then the Indemnified Parties may employ their own legal counsel and the Indemnitors shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.
12.4 With respect to any of their respective related Indemnified Parties who are not parties to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 12 and Section 13 in trust for and on behalf of such Indemnified Parties and the Underwriters agree to accept such trust and to hold the benefit of and enforce performance of such covenants on behalf of such persons.
12.5 The rights of indemnity contained in this Section 12 in respect of a Claim based on a misrepresentation or omission or alleged misrepresentation or omission in one of the Prospectuses shall not apply if, prior to the Applicable Time, the Trust has delivered Supplementary Material and the person asserting such Claim was not provided with a copy of the Supplementary Material (if required under the applicable Securities Laws to have been so delivered to such person by the Underwriters) which corrects such misrepresentation or omission or alleged misrepresentation or omission, if such claim would have no basis had such delivery been made.
12.6 The rights and remedies of the Underwriters set forth in Sections 12 and 13 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any of the other of such rights and remedies.
13. Contribution.
13.1 In order to provide for just and equitable contribution in circumstances in which the indemnities provided in Section 12 would otherwise be available in accordance with its terms but are, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnitors shall contribute to the aggregate of all liabilities, claims, losses (other than loss of profits), costs (including without limitation legal fees and disbursements on a solicitor and his own client basis), fines, penalties, damages or expenses of the nature contemplated in Section 12 and suffered or incurred by the Indemnified Parties (a) in such proportions so that the Indemnified Parties are responsible for the proportion represented by the percentage that the aggregate Underwriter’s Fee received by the Underwriters bears to the Net Proceeds paid to the Trust for Designated Units hereunder, and the Indemnitors are responsible for the balance, whether or not they have been sued together or sued separately, or (b) if the allocation provided by the foregoing clause (a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing clause but also the relative fault of the Indemnitors on the one hand and the Indemnified Parties on the other in connection with the statements, omissions or other matters which resulted in such losses, claims, damages, fines, penalties, liabilities or expenses of any nature whatsoever as well as any other relevant equitable considerations. The parties’ relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Indemnitors on the one hand or the Underwriters on the other and the parties’ relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission. No Indemnified Party shall be entitled to claim any contribution if it has engaged in any dishonesty, fraud, fraudulent misrepresentation, gross negligence or wilful default.

13.2 The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Underwriters and the other Indemnified Parties may have by statute or otherwise at law, and shall remain operative and in full force and effect regardless of:
(a)	any investigation made by or on behalf of any Underwriter or any other Indemnified Party;

(b)	acceptance of any Designated Units and payment thereof; or

(c)	any termination of this Agreement.
13.3 In the event that any Indemnitor may be held to be entitled to contribution from an Indemnified Party pursuant to Section 13.1 or under the provisions of any statute or at law, the Indemnitors shall be limited to receiving contribution from such Indemnified Party in an aggregate amount not exceeding the lesser of:
(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Indemnified Party is responsible, as determined in Section 13.1; and

(b)	the amount of the compensation actually received by the Indemnified Party hereunder (being, in the case of an Underwriter, the portion of the Underwriter’s Fee actually received by such Underwriter) minus the aggregate of any amounts paid or payable by the Indemnified Party by way of contribution to any other person hereunder.
13.4 If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the Corporation notice thereof in writing as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Indemnitors or any of them of any obligation they may have to the Indemnified Parties under this Section 13 except to the extent, if any, that the failure materially prejudices the Indemnitors in respect of such claim.
13.5 Each Indemnitor hereby irrevocably waives its right, whether by statute, common law or otherwise, to recover contribution from any Indemnified Party with respect to any liability of the Trust, the Manager or the Corporation by reason of or arising from any misrepresentation contained in one of the Prospectuses or any Supplementary Material, provided however that such waiver shall not apply in respect of liability caused or incurred by reason of or arising from any misrepresentation which is based upon or results from Underwriters’ Information contained in such document.
14. Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Sections 12 and 13 of this Agreement and all representations and warranties of the Trust, the Corporation and the Manager herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of an Underwriter, any controlling persons, or the Trust, the Corporation or the

Manager (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Trust Units and payment therefor or (iii) any termination of this Agreement.
15. Termination.
(a)	Each of the Underwriters shall have the right by giving notice as hereinafter specified at any time to terminate its participation in this Agreement if:
(i)	any Material Adverse Effect, or any development that has actually occurred and that is reasonably expected to cause a Material Adverse Effect has occurred that, in the reasonable judgment of the Underwriter, may materially impair the ability of the Underwriters to sell the Placement Trust Units hereunder;

(ii)	the Trust, the Corporation and the Manager shall have failed, refused or been unable to perform any material agreement on its part to be performed hereunder;

(iii)	any other condition of the Underwriter’s obligations hereunder is not fulfilled in any material respect;

(iv)	a banking moratorium shall have been declared either by U.S. or Canadian authorities;

(v)	there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Underwriter, impractical or inadvisable to proceed with the offering or delivery of the Placement Trust Units; or

(vi)	any suspension or limitation of trading in the Placement Trust Units or in securities generally on the Exchanges, or in respect of the settlement or clearance thereof, shall have occurred.
Any such termination shall be without liability of any Party to any other Party except that the provisions of Section 9.8 (Expenses), Section 12 (Indemnification), Section 13 (Contribution) Section 14 (Survival of Representations), Section 20 (Applicable Law; Consent to Jurisdiction) and Section 23 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If an Underwriter elects to terminate this Agreement as provided in this Section 15(a), the Underwriter shall provide the required notice as specified in Section 16 (Notices) and if only one Underwriter elects to terminate its participation in this Agreement, the Trust, the Corporation, the Manager and the remaining Underwriter shall make the necessary amendments to this Agreement as mutually agreed upon, subject to the right of the Trust to terminate this Agreement pursuant to (b) below;

(b)	any of the Trust and the Underwriters shall have the right, by giving written notice as hereinafter specified to the other Parties to terminate this Agreement in its sole discretion. Any such termination shall be without liability of any Party to any other Party except that the provisions of Section 9.8, Section 12, Section 13, Section 14, Section 20 and Section 23 hereof shall remain in full force and effect notwithstanding such termination;

(c)	unless earlier terminated pursuant to this Section 15, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Trust Units through the Underwriters on the terms and subject to the conditions set forth herein; provided that the provisions of Section 9.8, Section 12, Section 13, Section 14, Section 20 and Section 23 hereof shall remain in full force and effect notwithstanding such termination;

(d)	this Agreement shall remain in full force and effect unless terminated pursuant to Sections 16(a) or (b) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that the provisions of Section 9.8, Section 12, Section 13, Section 14, Section 20 and Section 23 hereof shall remain in full force and effect; and

(e)	any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Underwriter(s), on behalf of the Underwriters, or the Trust, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Trust Units, such Placement Trust Units shall settle in accordance with the provisions of this Agreement.
16. Notices. All notices or other communications required or permitted to be given by any Party to any other Party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified, and if sent to:
(a)	SGAS and FCC, shall be delivered to (i) SGAS at 1221 Avenue of the Americas, New York, NY 10020, fax no. 212-278-5891, Attention: each of the individuals from SGAS listed on Schedule 2 hereof, (ii) FCC at Suite 1100, Energy Plaza, 311 — 6th Avenue S.W., Calgary, AB T2P 3H2, fax no. 403-262-0688, Attention: each of the individuals from FCC listed on Schedule 2 hereof; and (iii) with a copy to the legal department of SGAS at 1221 Avenue of the Americas, New York, NY 10020, fax no. 212-278-5624, Attention: Steve Milankov; or

(b)	if sent to the Trust, the Corporation or the Manager, shall be delivered to the Corporation, at BP Centre, 2900, 240 – 4th Avenue SW, Calgary, Alberta, T2P

4H4 fax no. (403) 294-0041, Attention: Christopher G. Webster, Chief Financial Officer; with a copies to Charles V. Selby, 2100, 101 6th Avenue S.W., Calgary, Alberta, T2P 3P4 fax no. (403) 262-8866 and Bennett Jones LLP, 4500 Bankers Hall East, 855 – 2nd Street SW Calgary, Alberta, T2P 4K7 , fax no. (403) 265-7219, Attention: Brad D. Markel if the notice is given pursuant to Section 12, 13 or 15 hereof.
Each Party to this Agreement may change such address for notices by sending to the Parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m. New York City time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the TSX and the NYSE and commercial banks in the City of Toronto, City of Calgary and New York City are open for business. Notwithstanding the foregoing, except as set forth herein, no notice pursuant to Sections 3 and 5 shall be effective against the other Party unless it is made to one of the individuals of the Trust or the Underwriters, as the case may be, named in Schedule 2.
17. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Trust, the Corporation and the Underwriters and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 12 hereof. References to any of the Parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such Party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Parties.
18. Adjustments for Stock Splits. The Parties acknowledge and agree that all Trust Units-related numbers contained in this Agreement shall be adjusted to take into account any Trust Units split, dividend or similar event effected with respect to the Trust Units.
19. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the Parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Trust, the Corporation, the Manager and the Underwriters. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as determined by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.
20. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each Party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each Party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such Party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Trust hereby irrevocably designates and appoints CT Corporation System (or any successor entity) as its authorized agent to accept and acknowledge on its behalf service of any and all process which may be served in any such suit, action or proceeding in any such court and agrees that service of process upon CT Corporation System (or such successor entity) at its office at 111 Eighth Avenue, 13th Floor, New York, New York 10011 (or such other address in the Borough of Manhattan, the City of New York, State of New York as the Trust may designate by written notice to the Underwriters), and written notice of said service to the authorized agent of the Trust shall be deemed in every respect effective service of process upon the Trust, in any such suit, action or proceeding and shall be taken and held to be valid personal service upon the Trust. Said designation and appointment shall be irrevocable from this date of this Agreement until three years after the termination of this Agreement. The Trust agrees to take all action as may be necessary to continue the designation and appointment of CT Corporation System, or any successor entity, in full force and effect so that the Trust shall at all times during such period have an agent for service of process for the above purposes in the United States. Nothing herein shall affect the right of the Underwriter or any Affiliate Underwriter to serve process in any manner permitted by law.
21. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Trust will indemnify the Underwriters and the Underwriters’ Affiliates against any loss incurred by such person as a result of any variation between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such person is able to purchase United States dollars with the amount of judgment currency actually received by such person. The foregoing indemnity shall constitute a separate and independent obligation of Trust and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

22. Absence of Fiduciary Relationship. Each of the Trust and the Corporation acknowledges and agrees that:
(a)	each Underwriter has been retained solely to act as underwriter in connection with the sale of the Trust Units that no fiduciary relationship between the Trust, the Corporation or the Manager and an Underwriter has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether an Underwriter has advised or is advising the Trust or the Corporation on other matters;

(b)	each of the Trust, the Corporation and the Manager is capable of evaluating and understanding and understands and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)	each of the Trust, the Corporation and the Manager has been advised that each Underwriter and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Trust and that the Underwriter has no obligation to disclose such interests and transactions to the Trust by virtue of any fiduciary relationship; and

(d)	each of the Trust, the Corporation and the Manager waives, to the fullest extent permitted by law, any claims it may have against the Underwriters, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that neither Underwriter shall have liability (whether direct or indirect) to it in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Trust, the Corporation or the Manager, including stockholders, employees or creditors of the Trust, the Corporation, and the Manager.
23. Waiver of Jury Trial. Each of the Trust, the Corporation and the Underwriters hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.
24. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one Party to the others may be made by facsimile or other electronic transmission.
[Remainder of page deliberately left blank]

If the foregoing correctly sets forth the understanding between the Trust, the Corporation, the Manager and the Underwriters, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Trust, the Corporation, the Manager and the Underwriters.
Very truly yours,

PENGROWTH ENERGY TRUST, by its		PENGROWTH CORPORATION
Administrator, PENGROWTH
CORPORATION

By:	“James S. Kinnear” Name: James S. Kinnear	By:	“James S. Kinnear” Name: James S. Kinnear
	Title: President and		Title: President and
	Chief Executive Officer		Chief Executive Officer

By:	“Charles V. Selby” Name: Charles V. Selby	By:	“Charles V. Selby” Name: Charles V. Selby
	Title: Vice President and		Title: Vice President and
	Corporate Secretary		Corporate Secretary

PENGROWTH MANAGEMENT LIMITED

By:	“James S. Kinnear” Name: James S. Kinnear
Title: President and
Chief Executive Officer

By:	“Charles V. Selby” Name: Charles V. Selby
Title: Corporate Secretary
ACCEPTED as of the date first above written:

SG Americas Securities, LLC		FirstEnergy Capital Corp.

By:	“Sanjay Garg” Name: Sanjay Garg	By:	“Hugh R. Sanderson” Name: Hugh R. Sanderson
	Title: Director		Title: Vice-President and Director

SCHEDULE 1
FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]

Subject:	Equity Distribution Placement Notice
Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement among Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, Pengrowth Management Limited, SG Americas Securities, LLC (“SGAS”) and FirstEnergy Capital Corp. dated • (the “Agreement”), I hereby request, as a duly authorized officer of the Trust, for and on behalf of the Trust, that SGAS sell up to                      Trust Units, subject to the terms and conditions of the Agreement.
[ADDITIONAL SALES PARAMETERS MAY BE ADDED, SUCH AS A MINIMUM MARKET PRICE IN US OR CDN $ PER SECURITY, THE TIME PERIOD IN WHICH SALES ARE REQUESTED TO BE MADE, SPECIFIC DATES THE SECURITIES MAY NOT BE SOLD ON, THE MANNER IN WHICH SALES ARE TO BE MADE BY SGAS.]

SCHEDULE 2
Pengrowth Energy Trust
James Kinnear
Christopher Webster
Peter Cheung
SG Americas Securities, LLC
Sanjay Garg
Aurelien Bonnet
FirstEnergy Capital Corp.
John Chambers
Hugh Sanderson

Exhibit A
OFFICER CERTIFICATE
The undersigned,                                         , of Pengrowth Corporation (the “Corporation”), the duly authorized attorney of Pengrowth Energy Trust (the “Trust”), a trust established under the laws of the Province of Alberta, Canada, does hereby certify in such capacity and not in a personal capacity and for and on behalf of the Trust pursuant to Section 9.2 of the Equity Distribution Agreement dated • (the “Agreement”) among the Trust, the Corporation, Pengrowth Management Limited, SG Americas Securities, LLC and FirstEnergy Capital Corp. that to the best of the knowledge of the undersigned:
(i)	the representations and warranties of the Trust and the Corporation in Clauses 7(a), (b), (c), (e), (g), (i), (j), (m), (n), (o), (q), (r), (s), (t), (u), (v), (w), (x), (y), (z), (aa), (bb), (cc), (dd), (ff), (hh) and (ii) of the Agreement are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)	the Trust and the Corporation have complied with all agreements and satisfied all conditions on its part to be complied with or satisfied pursuant to the Agreement at or prior to the date hereof.

By:

Name:
Title:
Date:

 2
Exhibit B
OFFICER CERTIFICATE
The undersigned,                                         , of Pengrowth Management Limited (“Manager”), the duly appointed manager of Pengrowth Energy Trust (the “Trust”), a trust established under the laws of the Province of Alberta, Canada, does hereby certify in such capacity and not in a personal capacity and for and on behalf of the Manager pursuant to Section 9.2 of the Equity Distribution Agreement dated • (the “Agreement”) among the Trust, Pengrowth Corporation, the Manager, SG Americas Securities, LLC and FirstEnergy Capital Corp. that to the best of the knowledge of the undersigned:
(i)	the representations and warranties of the Manager in Section 8 of the Agreement are true and correct on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)	the Manager has complied with all agreements and satisfied all conditions on its part to be complied with or satisfied pursuant to the Agreement at or prior to the date hereof.

By:

Name:
Title:
Date:

Exhibit C
MATTERS TO BE COVERED BY INITIAL OPINION OF CANADIAN COUNSEL
(i)	the Trust is validly existing as a trust under the laws of the Province of Alberta;

(ii)	the Trust, through its trustee, and the Corporation and the Manager have the requisite capacity and power to own and lease their properties and assets and to conduct their business as described in the Prospectuses and the documents incorporated by reference therein;

(iii)	each of the Corporation and the Manager is a corporation duly incorporated and validly subsisting under the laws of the Province of Alberta;

(iv)	each of the Material Subsidiaries (1) is a corporation duly incorporated or amalgamated and validly subsisting under the laws of the jurisdiction of its incorporation, (2) has all requisite corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus and the documents incorporated by reference therein, (3) is duly qualified to carry on such business in the jurisdiction of its incorporation and, as an extraprovincial corporation or a foreign corporation, as the case may be, in each other jurisdiction in which a material portion of such business is carried on (as identified in a certificate of an officer of the Corporation dated as of the date of such opinion) and is in good standing under the laws of each such jurisdiction which requires such qualification;

(v)	the Trust and the attributes and characteristics of the Designated Units conform in all material respects with the descriptions thereof in the Prospectuses and any Supplementary Material;

(vi)	provided the Trust is a mutual fund trust within the meaning of section 132 of the Income Tax Act (Canada), the Designated Units are qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

(vii)	the form of the definitive certificate representing the Trust Units has been duly approved and adopted by the Trust and complies with all legal requirements, including all applicable requirements of the TSX and the NYSE relating thereto;

(viii)	each of the Trust, the Corporation and the Manager has the necessary trust or corporate power and authority to execute and deliver the Prospectuses and any Supplementary Material and all necessary action has been taken by the Trust, the Corporation and the Manager to authorize the execution

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and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the provinces of Canada under Securities Laws;

(ix)	the Trust, through its trustee, the Corporation (on its own behalf and in its capacity as attorney of the Trust) and the Manager has (or have had at all relevant times) the necessary power and authority to execute and deliver the Agreement, and each of the Trust, through its trustee, and the Corporation has (or had at all relevant times) the necessary power and authority to perform its obligations thereunder and to carry out the transactions contemplated thereby;

(x)	the Agreement has been duly authorized and, to the extent execution and delivery are governed by the laws of the Province of Alberta, duly executed and delivered by the Trust, the Corporation (on its own behalf and in its capacity as attorney of the Trust) and the Manager;

(xi)	the execution and delivery of the Agreement by the Trust, the Corporation (on its own behalf and in its capacity as attorney of the Trust) and the Manager and the fulfilment of the terms thereof by the Trust, the Corporation and the Manager (including the sale and delivery by the Trust of the Designated Units at the Settlement Date) do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not conflict with:
(A)	any applicable laws of the Province of Alberta or of the federal laws of Canada applicable therein;

(B)	any terms, conditions or provisions of the constitutional documents of the Trust, the Corporation or the Manager; or

(C)	any resolutions of the directors (or any committee thereof), Unitholders, or to the knowledge of such counsel any indenture, agreement or instrument to which any of the Trust, the Corporation or the Manager or to the knowledge of such counsel any judgment, order or decree of any court or governmental agency or body or regulatory authority having jurisdiction over the Trust or any of its Subsidiaries, the Corporation or the Manager or any of their properties, assets or operations in Canada or the Designated Units;
(xii)	the Trust is authorized to issue 500,000,000 trust units (comprised of • Trust Units and • Class A trust units) and as of • , 2007 there were • Trust Units of the Trust issued and outstanding (before the issuance of the Designated Units) and • Class A trust units issued and outstanding

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and, to the knowledge of such counsel, none of the outstanding Trust Units was issued in violation of pre-emptive or other similar rights of any securityholder of the Trust;

(xiii)	Computershare Trust Company of Canada has been duly appointed as sole trustee, registrar and transfer agent of the Trust in Canada in respect of the Trust Units and Computershare Trust Company, Inc. has been duly appointed as the transfer agent of the Trust in the United States in respect of the Trust Units;

(xiv)	the Placement Trust Units issued at the Settlement Date by the Trust have been duly authorized and, once the Trust has received delivery of payment by SGAS of the purchase price therefor, the Placement Trust Units will have been validly issued by the Trust as fully paid and non-assessable Trust Units. The Placement Trust Units have been approved for listing on the TSX, subject to notification by the Trust of the issuance thereof;

(xv)	the Trust is a “reporting issuer” not in default of any requirement of the Securities Act (Alberta) and the regulations thereunder and is a “reporting issuer” not in default under the applicable securities laws of each of the other provinces of Canada, other than the securities laws of (i) the Province of Manitoba pursuant to which the Trust is subject to the requirements of sections 120 and 129 of the Securities Act (Manitoba) and no order pursuant to the provisions of such Act is in effect directing trading to cease with respect to any securities of the Trust and no proceeding is presently scheduled before the Manitoba Securities Commission to consider whether such an order should be issued and (ii) the Province of Prince Edward Island, pursuant to which there is no formal designation as a “reporting issuer”;

(xvi)	a final receipt has been obtained from the Reviewing Authority on behalf of itself and the other Qualifying Authorities in respect of the amended and restated base shelf prospectus of the Trust dated • , 2007 and, to the best of such counsel’s knowledge, the Reviewing Authority has not revoked such receipt and no order having the effect of ceasing or suspending the distribution of the securities of the Trust has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority;

(xvii)	except such as have been made or obtained under applicable Securities Laws or other applicable laws no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority is required, under the laws of the Province of Alberta or the federal laws of Canada applicable therein for the execution, delivery and performance by the Trust, the Corporation or

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the Manager of the Agreement or the consummation by the Trust, the Corporation or the Manager of the transactions contemplated therein;

(xviii)	all necessary approvals, permits, consents, orders and authorizations required under Securities Laws have been obtained, and all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements under Securities Laws have been fulfilled in order to qualify the distribution and sale of the Designated Units to the public in the Jurisdictions and to permit the sale and delivery of the Designated Units to the public through registrants duly registered under the applicable Securities Laws who have complied with the relevant provisions of such laws;

(xix)	to the knowledge of such counsel, there are no contracts or documents that are of a character required by Securities Laws or the Shelf Procedures to be described in the Prospectus, or to be filed or incorporated by reference therein, which have not been so described, filed or incorporated by reference as required. All descriptions in the Prospectuses (other than financial statements, including the notes thereto, and financial data) of (1) Canadian statutes, regulations, and legal or governmental proceedings and (2) contracts and other documents which are governed by the laws of Canada, in each case with respect to the Trust or its Subsidiaries or to which the Trust or its Subsidiaries are a party, are accurate in all material respects and fair summaries of the legal matters, agreements, documents or proceedings discussed therein;

(xx)	the Trust is eligible to file a short form prospectus with the Reviewing Authority and the other Qualifying Authorities and use the rules and procedures for the use of a short form shelf prospectus with respect to the Designated Units and for the distribution of securities established in the Shelf Procedures;

(xxi)	based and in reliance on a certificate of the Chief Executive Officer of the Corporation, a copy of which certificate has been delivered to the Underwriters with such opinion, the Trust qualifies as a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act;

(xxii)	subject to the assumptions and qualifications set out therein, the statements in the Prospectuses under the heading “Canadian Federal Income Tax Considerations” as supplemented by the statements in the Shelf Prospectus Supplement under the heading “Certain Income Tax Considerations” describe the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder generally applicable to unitholders who acquire Designated Units pursuant to the offering of the Designated Units and who, for the purposes of the Income Tax Act (Canada) and at all relevant times hold

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Designated Units as capital property and who deal at arm’s length with, and are not affiliated with, the Trust, the Manager or the Corporation. The information in the Prospectus under the heading “Description of Trust Units” and “Description of Subscription Receipts” and in Part II of the Registration Statement under the heading “Indemnification of Directors and Officers,” insofar as such statements constitute a summary of documents or matters of law, are accurate in all material respects and present fairly the information required to be shown;

(xxiii)	the Trust is subject to the relevant commercial law and common laws of the Province of Alberta and is generally subject to suit in the Province of Alberta and the Trust does not have any right of immunity from any judicial proceedings in the Province of Alberta;

(xxiv)	no goods and services tax imposed under the federal laws of Canada or the laws of the Province of Alberta will be collectible by the Underwriters in respect of the issuance and sale of the Designated Units as contemplated by the Agreement, including the payment or crediting of any discount, commission or fee as contemplated by the Agreement; and

(xxv)	no stamp duty, registration or documentation taxes, duties or similar charges are payable by the Underwriters under the laws of the Province of Alberta or the federal laws of Canada applicable therein in connection with the creation, issuance and delivery to SGAS of the Designated Units, the sale and delivery outside Canada by SGAS of the Designated Units to the initial purchasers thereof or the authorization, execution and delivery of the Agreement provided that such counsel will assume for the purposes of such opinion that no portion of any amounts required to be paid under the Agreement are in respect to any services rendered in Canada.
[CONFORM] In addition, such counsel shall state that they have participated in the preparation of the Registration Statement and the Prospectus and in conferences and telephone conversations with officers and other representatives of the Trust, the Corporation and the Manager, your representatives, your Canadian and U.S. counsel and the independent auditors for the Trust during which the contents of the Registration Statement, the Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus or the documents incorporated by reference therein, except for those referred to in paragraph (xxii) above, on the basis of the foregoing, such counsel’s work in connection with this matter did not disclose any information that gave such counsel reason to believe that (A) as of its effective date, the Registration Statement (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained therein or omitted therefrom as to which such counsel need express no such belief), contained an untrue statement of a material fact or omitted to state a

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material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) as of the date of the Prospectus or as of the date hereof, the Prospectus (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained therein or omitted therefrom as to which such counsel need express no such belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
The letters of such counsel may be in such form and may also contain such qualifications and other statements as are customary for such letters delivered by Canadian or U.S. counsel, as applicable.
In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the Province of Alberta or the federal laws of Canada, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust, the Corporation, the Manager and public officials.

Exhibit D
MATTERS TO BE COVERED BY INITIAL OPINION OF TRUST’S US COUNSEL
(i)	no consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made is required by the Trust, under any Applicable Law for the issuance or sale of the Designated Units or the performance by the Trust, of its obligations under the Agreement. For purposes of this opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America. For purposes of this opinion, the term “Applicable Law” means those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Agreement except that, “Applicable Law” does not include the anti-fraud provisions of the securities laws of any applicable jurisdiction or any state securities or Blue Sky laws of the various states;

(ii)	The Trust is not, and after giving effect to the offering and sale of the Designated Units contemplated hereunder and the application of the Net Proceeds under the heading “Use of Proceeds” will not be required to be registered as an investment company under the 1940 Act and the SEC Rules and Regulations promulgated thereunder;

(iii)	The statements in the U.S. Prospectus under the caption “Certain Income Tax Considerations — Certain U.S. Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, and under the caption “Plan of Distribution”, with respect solely to the description of the Agreement contained therein, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects;

(iv)	Each of the Registration Statement, the U.S. Prospectus and the Forms F-X, as of its effective or issue time as applicable, appears on its face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the SEC rules and regulations promulgated thereunder (the “Rules and Regulations”), (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests, contained therein or omitted therefrom, as to which we express no such opinion);

(v)	The execution and delivery of the Agreement by the Corporation (on its own behalf and in its capacity as attorney of the Trust) and the Manager,

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the issuance and sale of the Designated Units by the Trust, the compliance by the Trust, the Corporation and the Manager with all of the provisions of the Agreement and the performance by the Trust, the Corporation and the Manager of their respective obligations thereunder will not violate Applicable Law or any judgment, order or decree of any court or arbitrator in the United States known to such counsel, except where the violation could not reasonably be expected to have a Material Adverse Effect on the Trust and its Subsidiaries taken as a whole.
[Conform] In addition, such counsel shall state that they have participated in conferences and telephone conversations with officers and other representatives of the Trust, the Corporation and the Manager, your representatives, your Canadian and U.S. counsel and the independent auditors for the Trust during which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus or the documents incorporated by reference therein, except for those referred to in paragraph (iii) above, on the basis of the foregoing, such counsel’s work in connection with this matter did not disclose any information that gave such counsel reason to believe that (A) as of its effective date, the Registration Statement (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained therein or omitted therefrom as to which such counsel need express no such belief), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) as of the date of the U.S. Prospectus or as of the date hereof, the U.S. Prospectus (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained therein or omitted therefrom as to which such counsel need express no such belief) included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
In addition, such counsel shall state that (i) such counsel has been advised by the SEC that the Registration Statement is effective under the Securities Act and the Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement, (ii) any required filing of the U.S. Prospectus or any supplement thereto pursuant to General Instruction II.L. of Form F-10 has been made in the manner and within the time period required by said General Instruction II.L., and (iii) to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or are threatened by the SEC.
In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York or the Federal laws of the United States, to the extent they deem proper and specified in such opinion, upon the opinion of other

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counsel of good standing whom they believe to be reliable and who are reasonably satisfactory to counsel for SGAS and (B) as to matters of fact, to the extent they deem proper, on certificates of officers of the Trust, the Corporation, the Manager and public officials, and (C) as to materiality with respect to factual matters, to the extent they deem reasonable, on officers, employees and other representatives of Pengrowth.

Exhibit E
MATTERS TO BE COVERED BY SUBSEQUENT TRUST COUNSEL AND U.S. TRUST COUNSEL OPINIONS
[CONFORM] such counsel shall state that they have participated in conferences and telephone conversations with officers and other representatives of the Trust, the Corporation and the Manager, your representatives, your Canadian and U.S. counsel and the independent auditors for the Trust during which the contents of the Registration Statement, the U.S. Prospectus [“Prospectus” in the case of the Trust’s Canadian counsel] and related matters were discussed and, although the limitations inherent in the independent verification of factual matters and the role of outside counsel are such that such counsel has not undertaken to verify independently, and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the U.S. Prospectus [“Prospectus” in the case of the Trust’s Canadian counsel], on the basis of the foregoing, such counsel’s work in connection with this matter did not disclose any information that gave such counsel reason to believe that (A) as of its effective date, the Registration Statement (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained therein or omitted therefrom as to which such counsel need express no such belief), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (B) as of the date of the U.S. Prospectus or as of the date hereof, the U.S. Prospectus [“Prospectus” in the case of the Trust’s Canadian counsel] (other than the financial statements, schedules and other financial or statistical information, including statistical data regarding oil and gas reserves and production and working interests contained or includes therein or omitted therefrom as to which such counsel need express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
In addition, such U.S. Trust counsel shall state that (i) such counsel has been advised by the SEC that the Registration Statement is effective under the Securities Act and (ii) to such counsel’s knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or are threatened by the SEC.